UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
25 October 2012

STATEMENT ON MEDIA COVERAGE REGARDING PENGUIN

Pearson notes recent media coverage regarding Penguin, its consumer publishing division, and Random House (part of Bertelsmann). Pearson confirms that it is discussing with Bertelsmann a possible combination of Penguin and Random House. The two companies have not reached agreement and there is no certainty that the discussions will lead to a transaction. A further announcement will be made if and when appropriate.

ENDS

For more information:

Luke Swanson / Simon Mays-Smith / Charles Goldsmith +44 (0)207 010 2310

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 October 2012

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary